Exhibit (a)(5)(C)

NEWS RELEASE

RIVIERA RESOURCES RAISES SECOND QUARTER 2019 UPSTREAM GUIDANCE AND ANNOUNCES SECOND QUARTER 2019 EARNINGS CONFERENCE CALL

HOUSTON, July 9, 2019 (GLOBE NEWSWIRE) – Riviera Resources, Inc. (OTCQX: RVRA) (“Riviera” or the “Company”) raises second quarter 2019 upstream guidance and announces its second quarter 2019 earnings conference call.

The Company highlights the following updates to second quarter 2019 upstream guidance:

•	Mid-point of production guidance has been raised by approximately 6% primarily due to better well results from the NW STACK and North Louisiana drilling programs

•	Mid-point of updated oil production guidance is approximately 12% higher than prior guidance

•	Capital spending for the second quarter is expected to be 8% below prior guidance

•	Adjusted EBITDAX of $25 - $30 million versus previous guidance of $23 million driven by higher production and lower taxes, other than income taxes, partially offset by lower NGL realizations.

•	Repurchased approximately 3.1 million shares for approximately $43 million in the second quarter as part of the ongoing $100 million share repurchase authorization.

•

As of June 30, 2019, the Company’s consolidated net cash balance is estimated to be approximately $46 million; the Company has approximately $80 million in cash, approximately $34 million drawn under the Blue Mountain credit facility, and approximately $155 million of available borrowing capacity under the Blue Mountain credit facility, inclusive of outstanding letters of credit, and approximately $211 million of available borrowing capacity under the Riviera credit facility, inclusive of outstanding letters of credit.

•	On July 3, 2019, the Company closed on the previously announced sale of properties located in Michigan for estimated cash proceeds of approximately $39 million.

Updated Second Quarter 2019 Upstream Guidance

The information below provides investors with updated second quarter 2019 guidance estimates for the upstream assets only. The Company did not provide second quarter guidance for Blue Mountain but will provide updated midstream financial and operational information with the second quarter earnings release. The second quarter 2019 guidance estimates include the adjusted EBITDAX from the Helium VPP transaction that closed in March, 2019. The second quarter 2019 guidance also includes production, capital, and adjusted EBITDAX before closing for the sale of non-operated properties located in the Hugoton Basin that closed May 31, 2019, and the sale of properties located in Michigan that closed July 3, 2019.

	Previous Guidance Q2 2019E	Updated Guidance Q2 2019E
Net Production (MMcfe/d)	255 – 285	280 – 290
Natural gas (MMcf/d)	210 – 235	230 – 240
Oil (Bbls/d)	1,600 – 1,850	1,875 – 2,000
NGL (Bbls/d)	5,900 – 6,500	6,300 – 6,400

Other revenues, net (in thousands) (1)	$ 5,500 - $ 7,500	$ 7,000 – $ 8,500
Helium revenues	$ 4,500 – $ 5,500 (2)	$ 4,500 – $ 5,000 (2)
Jayhawk / Other	$ 1,000 – $ 2,000	$ 2,500 – $ 3,500

Costs (in thousands)	$ 45,000 – $ 50,000	$ 42,000 – $ 46,000
Lease operating expenses	$ 23,000 – $ 25,000	$ 23,000 – $ 25,000
Transportation expenses	$ 17,000 – $ 18,000	$ 17,500 – $ 18,500
Taxes, other than income taxes	$ 5,000 – $ 7,000	$ 1,500 – $ 2,500 (3)

Adjusted general and administrative expenses (4)	$ 7,500 – $ 9,000	$ 6,500 – $ 7,500

Costs per Mcfe (Mid-Point)	$ 1.93	$ 1.70
Lease operating expenses	$ 0.98	$ 0.93
Transportation expenses	$ 0.71	$ 0.69
Taxes, other than income taxes	$ 0.24	$ 0.08

Targets (Mid-Point) (in thousands)
Adjusted EBITDAX	$ 23,000	$ 25,000 – $ 30,000
VPP Notes interest expense (5)	$ 1,000	$ 1,050
VPP Notes principal	$ 3,000	$ 2,650
Capital expenditures	$ 19,000	$ 17,500

Weighted Average NYMEX Differentials
Natural gas (MMBtu)	($0.50) – ($ 0.30)	($ 0.50) – ($ 0.40)
Oil (Bbl)	($ 3.00) – ($ 2.20)	($ 1.80) – ($ 1.70)
NGL price as a % of crude oil price	34% – 38%	25% – 30%

Unhedged Commodity Price Assumptions	Apr 19	May 19	Jun 19
Natural gas (MMBtu)	$2.71	$2.57	$2.63
Oil (Bbl)	$63.87	$60.87	$54.71
NGL (Bbl)	$20.14	$18.10	$12.92

(1)	Includes other revenues and margin on marketing activities for upstream assets, only
(2)	Includes helium revenues from the VPP Interests of approximately $3.7 million
(3)	Includes a reduction to taxes, other than income taxes costs for non-recurring refund of Texas sales and use tax, net of professional service claim fees, of approximately $4.4 million
(4)	Excludes share-based compensation expenses
(5)	Excludes non cash amortization expense

Second Quarter Earnings Conference Call

The Company will host a conference call Thursday, August 8, 2019 at 10:00 a.m. (Central) to discuss the Company’s second quarter 2019 results and expects to file its second quarter form 10-Q with the Securities and Exchange Commission on or around that date. There will be prepared remarks by executive management followed by a question and answer session.

Investors and analysts are invited to participate in the call by dialing (866) 416-7462, or (409) 217-8223 for international calls using Conference ID: 5655538. Interested parties may also listen over the internet at www.rivieraresourcesinc.com. A replay of the call will be available on the Company’s website.

News Release for Informational Purposes Only

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The Company’s previously announced cash tender offer is being made solely by the Company’s Offer to Purchase and the related Letter of Transmittal relating to the tender offer, as they may be amended or supplemented, that have been distributed to stockholders and filed with the Securities and Exchange Commission (the “SEC”). Stockholders and investors are urged to read the Company’s tender offer statement on Schedule TO filed on June 18, 2019 in connection with the tender offer, which includes as exhibits the Offer to Purchase, the related Letter of Transmittal and other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC, and investors may obtain them for free from the SEC at its website (www.sec.gov) or from D. F. King & Co., Inc., the information agent for the tender offer, by telephone at: (866) 864-4943 (toll-free), by email at: rvra@dfking.com or in writing to: 48 Wall Street, 22nd Floor, New York, NY 10005; or from Citigroup Global Markets Inc., the dealer manager for the tender offer, by telephone at: (718) 248-3532 (toll-free) or in writing to: 388 Greenwich Street, New York, NY 10013.

Forward-Looking Statements

Statements made in this press release that are not historical facts are “forward-looking statements.” These statements are based on certain assumptions and expectations made by the Company which reflect management’s experience, estimates and perception of historical trends, current conditions, and anticipated future developments. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause actual results to differ materially from those implied or anticipated in the forward-looking statements. These include risks relating to our ability to consummate the tender offer, financial and operational performance and results of the Company, low or declining commodity prices and demand for oil, natural gas and natural gas liquids, ability to hedge future production, ability to replace reserves and efficiently develop current reserves, the capacity and utilization of midstream facilities and the regulatory environment. These and other important factors could cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Please read “Risk Factors” in the Company’s Annual Report on Form 10-K, Quarterly Report on Form 10-Q and other public filings. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events, except as required by applicable law.

ABOUT RIVIERA RESOURCES

Riviera Resources, Inc. is an independent oil and natural gas company with a strategic focus on efficiently operating its mature low-decline assets, developing its growth-oriented assets, and returning capital to its stockholders. Riviera’s properties are located in the Hugoton Basin, East Texas, North Louisiana, the Uinta Basin and Mid-Continent regions. Riviera also owns Blue Mountain Midstream LLC, a midstream company centered in the core of the Merge play in the Anadarko Basin.

CONTACT:

Riviera Resources, Inc.

Investor Relations

(281) 840-4168

IR@RVRAresources.com